UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated May 6, 2011: Globus Maritime Limited Reports Financial Results for the Three-Month Period Ended March 31, 2011, and Declares Quarterly Cash Dividend of $0.16 per Share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 6, 2011

GLOBUS MARITIME LIMITED

By:	/s/ Elias S. Deftereos
Name:	Elias S. Deftereos
Title:	Chief Financial Officer

Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Three-Month Period Ended March 31, 2011, and Declares Quarterly Cash Dividend of $0.16 per Share.

Athens, Greece, May 6, 2011 - Globus Maritime Limited ("Globus," the “Company," “we,” or “our”), (NASDAQ: GLBS), a dry bulk shipping company, reported today its unaudited consolidated operating and financial results for the three-month period ended March 31, 2011.

The Company also declared a quarterly cash dividend of $0.16 per share for the three-month period ended March 31, 2011. This is the third quarterly cash dividend declared by the Company’s Board of Directors since the listing of its common shares on the NASDAQ Global Market in November 2010. Prior to listing on the NASDAQ, the Company’s shares traded on the Alternative Investment Market of the London Stock Exchange from June 2007 to November 2010.

Summary results of the first quarter 2011 (“Q1-11”) versus the first quarter 2010 (“Q1-10”)

•

Revenue of $8.5 million versus $5.8 million, an increase of 47%;

•

Net Revenue of $7.5 million versus $5.3 million, an increase of 42%;

•

Adjusted EBITDA of $4.9 million versus $3.2 million, an increase of 53%; adjusted EBITDA is further defined below and is not in accordance with generally accepted accounting principles (“GAAP”) measure.  See “Selected Consolidated Financial & Operating Data” below for a reconciliation of non-GAAP financial measures;

•

Total comprehensive income of $2.2 million versus $0.5 million, an increase of 340%;

•

Basic earnings per share of $0.30, calculated on 7,289,688 weighted average number of shares compared to $0.06, calculated on 7,239,264 weighted average number of shares;

•

An average of 5.0 vessels were owned and operated during Q1-11 compared to 3.0 vessels owned and operated during Q1-10. Average Time Charter Equivalent (“TCE”) for Q1-11 was $18,012 per day compared to $19,429 per day for Q1-10; and

•

Fleet utilization was 99.5% versus 96.7%; fleet utilization is further defined below.

Dividend Declaration

For the three-month period ended March 31, 2011, the Company declared a cash dividend on its common shares of $0.16 per share, payable on or about May 31, 2011 to shareholders of record on May 17, 2011.

The Company has 7,289,688 shares of common shares issued and outstanding as of today.

The Board of Directors of the Company is continuing a policy of paying out a portion in excess of 50% of the net income of the previous quarter, subject to any reserves the Board of Directors may from time to time determine is required. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: our earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions in our debt arrangements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control. We can give no assurance that dividends will be paid in the future.

Fleet Development

On December 31, 2010, Globus’ subsidiaries owned five dry bulk carriers, consisting of three Supramaxes, one Panamax and one Kamsarmax, with a weighted average age of approximately 4.0 years and a total carrying capacity of 319,913 DWT.

In March 2011, a new subsidiary of Globus agreed to purchase from an unaffiliated third party, subject to certain conditions, a 58,790 DWT 2007-built Supramax dry bulk vessel for $30.3 million, with an attached time charter at the gross daily rate of $16,000 until the first quarter of 2015. The vessel is expected to be delivered during the third quarter of 2011. We expect to name it the “Sun Globe.”

In May 2011, a new subsidiary of Globus agreed to purchase from an unaffiliated third party, subject to certain conditions, a 74,432 DWT 2005-built Panamax dry bulk vessel for $31.4 million. The vessel is expected to be delivered during the third quarter of 2011, and will be time chartered back to a Gleamray Maritime Inc. guaranteed nominee at the net daily rate of $18,000 until the third quarter of 2013. We expect to name it the “Moon Globe.”

Upon the expected completion of these two acquisitions, the Company’s fleet will expand to seven modern dry bulk carriers with a total carrying capacity of 453,135 DWT and a weighted average age of 4.8 years as of September 30, 2011.

Current Fleet Profile

Vessel	Year Built	Yard	Type	Month/Yr Delivered	DWT	FLAG
Tiara Globe	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Is.
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,785	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,785	Marshall Is.
Jin Star	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,788	Panama
W. Average Age	4.2	Years at 3/31/2011			319,913

Fleet Deployment as of the date of this release

The Supramax “Star Globe” was previously on time charter with Transgrain Shipping until April 2011, at the gross rate of $22,000 per day. The vessel is currently trading on the spot market.

Employment Profile

Vessel	Charterer	Charter Expiration Date (Earliest)	Type	Gross Daily rate
Tiara Globe	Transgrain Shipping	Jan 2012	Time charter	$20,000
River Globe	Spot	n/a	Spot	n/a
Sky Globe	Spot	n/a	Spot	n/a
Star Globe	Spot	n/a	Spot	n/a
Jin Star	Eastern Media International and Far Eastern Silo & Shipping	Jan 2015	Bareboat	$14,250

Management Commentary

George Karageorgiou, Chief Executive Officer of Globus, stated:

"During the early part of 2011, we contracted to expand the size of our fleet with our planned accretive acquisition of two modern vessels. Both vessels come with charter coverage, which we expect will enhance our cash flow stability and visibility. We are pleased to report that we have received indicative terms for bank financing, subject to customary documentation, up to 65% of the market value of these two vessels at the time of delivery.

We are happy to report a net income of $2.2 million for the first quarter of 2011, compared to $0.5 million in 2010. We consider this a solid performance, produced against a backdrop of weakening charter rates and the global economic turmoil during the period.”

Elias Deftereos, Chief Financial Officer of Globus, added:

“Our results for the reporting period reflect the larger size of our fleet, as well as the continued volatility of market conditions.

Our Company is in a strong financial condition. As of today, total bank debt outstanding is $96.2 million, while our restricted and unrestricted cash balances exceed $21.5 million, excluding the $6.1 million placed on deposit for the two vessel acquisitions. We anticipate that the market will present us with attractive opportunities, given our strong balance sheet, and we will gradually seek to take advantage of these, grow the earnings capacity of Globus and thus generate value for our shareholders.”

Results of Operations

Three-month period ended March 31, 2011 compared to the three-month period ended March 31, 2010

During the first quarter of 2011, we had an average of 5.0 dry bulk vessels in our fleet, compared to an average of 3.0 dry bulk vessels in the same period in 2010.

Revenue

Revenue during Q1-11 reached $8.5 million, compared to $5.8 million during Q1-10, an increase of 47%. The increase is primarily attributable to the increase in the number of vessels in our fleet. For the same reason, net revenues during the three-month period ended March 31, 2011 increased by $2.2 million, or 42%, and reached $7.5 million, compared to $5.3 million during the equivalent period in 2010.

Voyage expenses

Voyage expenses increased by $0.5 million, or 100%, to $1.0 million during the three-month period ended March 31, 2011, compared to $0.5 million during the three-month period ended March 31, 2010. This increase is mainly attributable to the increase in our revenues and the size of our fleet.

Vessel operating expenses

Vessel operating expenses increased by $0.3 million, or 23%, to $1.6 million during Q1-11, compared to $1.3 million during Q1-10. This increase is attributable to the increase in the size of our fleet. The breakdown of our operating expenses for the three-month period ended March 31, 2011 and 2010 was as follows:

	2011	2010
Crew expenses	53%	50%
Repairs and spares	14%	18%
Insurance	11%	11%
Stores	14%	11%
Lubricants	5%	7%
Other	3%	2%

Average daily operating expenses were $4,397 during the three-month period ended March 31, 2011, compared to $4,709 during the three-month period ended March 31, 2010, representing a decrease of 7%.

Depreciation

Depreciation increased by $1.0 million, or 77%, to $2.3 million during Q1-11, compared to $1.3 million during Q1-10. This increase is a direct result of the increase in the number of vessels in our fleet.

Gain/loss on derivative financial instruments

The valuation of our two interest rate swaps at the end of each quarter is affected by the prevailing interest rates at that time. On March 31, 2011, the two interest rate swap agreements (for $25 million in total, or 26% of our total debt outstanding of $96.2 million) were recorded at fair market value, which is the amount that would be paid by us or to us should those instruments be terminated. A $0.1 million non-cash unrealized gain was recorded for the three-month period ended March 31, 2011, compared to $0.2 million non-cash unrealized loss during the three-month period ended March 31, 2010, a result of the change in the fair market value of the interest rate swaps.

Foreign exchange gains/losses, net

Foreign exchange gains were $7,000 during the three-month period ended March 31, 2011, compared to a loss of $0.8 million during the three-month period ended March 31, 2010. Foreign currency exchange losses during the three-month period ended March 31, 2010 resulted primarily from the change in fair value of cash deposits in Euro, as well as currency exchanges to pay for vessel operating expenses and general and administrative expenses, a portion of which were in currencies other than the U.S. dollar.

Liquidity and capital resources

During the first quarter of 2011, we repaid the regular debt instalment of $0.5 million to one of our two banks. The scheduled bank debt repayments to our two banks in 2011 and 2012 are $10.5 and $11.0 million respectively.

As of March 31, 2011, our cash and bank balances and bank deposits were $23.8 million and our outstanding debt was $96.2 million, while no amount remained undrawn.

Net cash used in investing activities during the three-month period ended March 31, 2011 was $3.0 million being the 10% deposit for the acquisition of the Supramax vessel “Sun Globe” compared to net cash generated from investing activities of $33.3 million during the three-month period ended March 31, 2010 attributable to $33.0 million generated from the sale of the m/v Sea Globe and the m/v Coral Globe and $0.3 million interest received on our cash balances.

A 10% deposit in the amount of $3.1 million was placed in May 2011 in connection with the acquisition of the Panamax vessel “Moon Globe.”

We have received from a number of banks indicative terms for bank financing, subject to customary documentation, up to 65% of the market value of these two vessels at the time of delivery.

Scheduled vessel repairs

The “Tiara Globe” was drydocked during the three-month period ended March 31, 2011.

Conference Call details

The Company’s management team will host a conference call and simultaneous internet webcast to discuss these results on Monday, May 9, 2011, at 9:00 am Eastern Time.

Conference Call details:

Investors may access the webcast by visiting the Company’s website at www.globusmaritime.gr and clicking on the webcast link. Participants may also dial into the call 10 minutes prior to the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK), 00800-4413-1378 (from Greece), or +44 (0)1452-542-301 (all other callers). Please quote “Globus Maritime.”

A replay of the conference call will be available until May 16, 2011 by dialling 1-866-247-4222 (from the US), 0800-953-1533 (from the UK), or +44(0)1452 550-000 (all other callers). Access Code: 36407079#. In addition, a replay of the webcast will be available on the Company’s website at www.globusmaritime.gr.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three Months Ended March 31,
	(Unaudited)
(in thousands of U.S. dollars, except per share data)	2011	2010

Statement of comprehensive income data:
Revenue	8,461	5,827
Voyage expenses	(995)	(484)
Net Revenue (1)	7,466	5,343
Vessels operating expenses	(1,583)	(1,295)
Depreciation	(2,273)	(1,278)
Depreciation of dry docking costs	(3)	(129)
Administrative expenses	(549)	(499)
Administrative expenses payable to related parties	(277)	(279)
Share-based payments	(90)	(77)
Gain on sale of vessels	-	7
Other expenses, net	(45)	(6)
Operating profit before financial activities	2,646	1,787
Interest income from bank balances & deposits	15	197
Interest expense and finance costs	(585)	(585)
Gain/(loss) on derivative financial instruments	99	(172)
Foreign exchange gains/(losses), net	7	(768)
Total loss from financial activities	(464)	(1,328)
Total comprehensive income for the period	2,182	459

Basic earnings per share for the period	0.30	0.06
Diluted earnings per share for the period	0.30	0.06
Adjusted EBITDA (2)	4,922	3,187

(1) Net Revenue is computed by subtracting voyage expenses from revenue.  Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

➢

Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

➢

Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

➢

Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

➢

other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of total comprehensive income to Adjusted EBITDA (unaudited) for the periods presented:

	Three Months Ended March 31,
(Expressed in thousands of U.S. Dollars)	(Unaudited)
	2011	2010
Total comprehensive income for the period	2,182	459
Interest and finance costs, net	570	388
(Gain)/loss on derivative financial instruments	(99)	172
Foreign exchange (gain)/losses	(7)	768
Depreciation	2,273	1,278
Depreciation of drydocking costs	3	129
(Gain) on sale of vessels	-	(7)
Adjusted EBITDA (unaudited)	4,922	3,187

(Expressed in thousands of U.S. Dollars)	As of March 31,	As of December 31,
	2011	2010
	(Unaudited)
Statement of financial position data:
Total non-current assets	192,803	191,556
Total current assets	26,833	26,896
Total assets	219,636	218,452
Total equity	118,894	117,788
Total non-current liabilities	84,913	85,388
Total current liabilities	15,829	15,276
Total equity and liabilities	219,636	218,452

	Three Months Ended March 31,
(Expressed in thousands of U.S. Dollars)	(Unaudited)
	2011	2010
Statement of cash flow data:
Net cash generated from operating activities	4,385	3,465
Net cash (used in)/generated from investing activities	(3,026)	33,333
Net cash used in financing activities	(2,209)	(22,447)

	Three Months Ended March 31,
	2011	2010
Ownership days (1)	450	275
Available days (2)	436	275
Operating days (3)	434	266
Bareboat charter days (4)	90	-
Fleet utilization (5)	99.5%	96.7%
Average number of vessels (6)	5.0	3.0
Daily time charter equivalent (TCE) rate (7)	$18,012	$19,429
Daily operating expenses (8)	$4,397	$4,709

(1) Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3) Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

(4) Bareboat charter days are the aggregate number of days in a period during which the vessels in our fleet are subject to a bareboat charter.

(5) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period.

(6) Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7) TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8) We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the three months ended March 31, 2011 and 2010.

	Three Months Ended March 31,
(Expressed in thousands of U.S. Dollars, except number of days and TCE rates)	(Unaudited)
	2011	2010

Revenue	$8,461	$5,827
Less: Voyage expenses	$995	$484
Less: bareboat charter net revenue	$1,234	$-
Net revenue excluding bareboat charter net revenue	$6,232	$5,343
Available days net of bareboat charter days	346	275
Daily TCE rate	$18,012	$19,429

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally.  Globus’ subsidiaries own and operate five vessels with a weighted average age of 4.2 years as of March 31, 2011, and a total carrying capacity of 319,913 DWT. Globus has contracted to acquire another two dry bulk vessels expected to be delivered during the third quarter of 2011.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide Globus’ current expectations or forecasts of future events. Forward-looking statements include statements about Globus’ expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Globus’ actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Globus’ filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

Elias Deftereos, CFO

deftereos@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Matthew Abenante